# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Childrens Place, Inc., CIK 0001041859
CUSIP: 168905107
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094
Date of event which requires filing of this statement: 07/07/2026
Amends the filing with accession number 0001104659-24-025002
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Turki Saleh A. AlRajhi, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh, Saudi Arabia (T0), 13521, 966 11 222 2210; Muhammad Asif Seemab, 330 Forest Avenue, Locust Valley, New York (NY), 11560, 516 644 0689

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. In addition, Muhammad Asif Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.
- Mithaq Global (CIK 0002012114): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. In addition, Muhammad Asif Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.
- Mithaq Capital (CIK 0001813994): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. In addition, Muhammad Asif Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. In addition, Muhammad Asif Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 103,583; shared voting power 13,593,236; sole dispositive power 103,583; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,696,819 (61.6% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and beneficial ownership of 103,583 Common Shares held directly by Muhammad Asif Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.6% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. The 103,583 Common Shares owned directly by Mr. Seemab were received as a distribution from Mithaq Capital SPC. Mr. Seemab possesses sole voting power and sole dispositive power over such shares, which represent approximately 0.5% of the outstanding Common Shares.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.
- SNOWBALL COMPOUNDING LTD. (CIK 0002012119): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,722; sole dispositive power 0; shared dispositive power 1,722; aggregate amount beneficially owned 1,722 (0% of the class)
  Comment: All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on June 12, 2026 as being issued and outstanding as of the close of business on June 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: Childrens Place, Inc.
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note

This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024, as amended and supplemented by Amendments No. 1 through No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on various dates between March 4, 2024 and December 18, 2025 (collectively the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 9, the "Schedule 13D") relating to the common shares, par value $0.10 per share (the "Common Shares") of The Children's Place, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 9 but not otherwise defined have the respective meanings ascribed to them in the Initial 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Effective July 7, 2026, the Board of Directors of the Issuer has appointed Muhammad Asif Seemab (a Reporting Person) to serve as its President and interim Chief Executive Officer. Prior to his appointment, Mr. Seemab served as a Board member and Executive Vice Chairman of the Issuer. After the appointment, he will remain as a Board member and serve as Vice Chairman of the Issuer. In connection with Mr. Seemab's appointment, he will receive from the Issuer an annual base salary of $497,500. Additionally, Mithaq has granted stock awards to Mr. Seemab in the form of Restricted Stock in an aggregate amount of 500,000 Common Shares (i.e., stock of the Issuer) of the shares it owns to be vested in one-third increments as follows: (i) first one-third, when the Issuer's market capitalization reaches $265 million; (ii) second one-third, when the Issuer's market capitalization reaches $400 million; and (iii) the last one-third, when the Issuer's market capitalization reaches $600 million. Unless an extension is granted by Mithaq, any unvested Common Shares will expire on the 5th anniversary of the grant date (i.e., July 7, 2031).

Pursuant to a previously disclosed commitment letter (the "Commitment Letter") the Issuer entered into with Mithaq on May 2, 2024 for a senior unsecured $40.0 million credit facility (the "Mithaq Credit Facility"), Mithaq advanced $15.0 million to the Issuer on July 1, 2026. The Issuer's remaining availability under the Mithaq Credit Facility therefore has been permanently reduced to $25.0 million.

The Reporting Persons have been informed that the Issuer intends to use the net proceeds of the advance to prepay amounts outstanding under the Company's revolving credit facility under the Credit Agreement, to reduce a portion of the Company's accounts payable balances with vendors, and for other general corporate purposes.

The foregoing descriptions of the arrangements with Mr. Seemab and the advance under the Mithaq Credit Facility are qualified in their entirety by reference to the Letter Agreement dated July 7, 2026 between the Issuer and Mr. Seemab; and Unsecured Promissory Note, dated July 1, 2026, among the Issuer, certain subsidiaries of the Issuer, and Mithaq, copies of which are filed as Ex. 10-11 and Ex. 10-12, respectively, to this Amendment No. 9, and each of which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 9 is incorporated herein by reference."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 9 is incorporated herein by reference."
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 9 is incorporated herein by reference."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"the disclosure set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10-11 - Letter Agreement dated July 7, 2026 between The Children's Place and Asif Seemab
Exhibit 10-12 - Unsecured Promissory Note, dated July 1, 2026, among the Issuer, certain subsidiaries of the Issuer, and Mithaq

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (07/07/2026)
- Mithaq Global: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (07/07/2026)
- Mithaq Capital: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (07/07/2026)
- Turki Saleh A. Alrajhi: Turki Saleh A. Alrajhi, Turki Saleh A. Alrajhi (07/07/2026)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (07/07/2026)
- SNOWBALL COMPOUNDING LTD.: Turki Saleh A. AlRajhi, Turki Saleh A. Alrajhi/Director of Mithaq Capital SPC, the sole stockholder of Snowball Compounding Ltd. (07/07/2026)